QuickLinks -- Click here to rapidly navigate through this document

New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

FOIA CONFIDENTIAL TREATMENT REQUEST
PURSUANT TO RULE 83 BY KOSMOS ENERGY LTD.

March 23, 2011

Re:
Kosmos Energy Ltd. (the "Company")
Registration Statement on Form S-1
Filed January 14, 2011
File No. 333-171700

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Schwall:

        This letter is in response to your letter dated March 17, 2011. We have set forth your comments followed by the Company's response.

General

1.
Please file consents from Wood MacKenzie, African Business Review, and the International Energy Agency. Refer to Securities Act Rule 436.

  We have revised the disclosure on pages 72, 76, 78, 85 and 106 in response to this comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

Factors Affecting Comparability of Future Results, page 57

General and Administrative, page 57

2.
We note your response to comment 16 in our letter dated February 11, 2011. With regard to the $15 million payment, please provide the following:

  •
  Please tell us the name of the individual or entity to whom the payment is due, and why such payment is subject to confidentiality provisions that restrict your ability to disclose in

2011.03.22.1

FOIA CONFIDENTIAL TREATMENT REQUEST
PURSUANT TO RULE 83 BY KOSMOS ENERGY LTD.

      your filing the identity of the payee. Notwithstanding the confidentiality provisions in your payment agreement, it remains unclear to us why the name of the individual to whom the payment is due is not material information to investors;

    •
    Explain to us why your response appears to indicate you accrued this amount in your December 31, 2010 financial statements, but your disclosure with respect to general and administrative expenses on page 57 appears to indicate the amount will impact future periods;

    •
    Describe to us your basis for either recognizing or not recognizing the amount in your financial statements at December 31, 2010; and

    •
    To the extent the $15 million was recorded as of December 31, 2010, tell us what consideration you gave to discussing this payment as a significant fluctuation in your results of operations discussion in accordance with Item 303(a)(3) of Regulation S-K.

In this regard, you cross-reference a "discussion of these expenses incurred in connection with this offering" in your Underwriting section, but we are unable to locate such a discussion.

        The $15 million is a non-recurring payment payable upon certain specified liquidity events, one of which is the completion of an initial public offering. Other than the fact that the offering is a qualifying liquidity event that triggers the payment, the payment is not related in any way to the offering. Accordingly, we respectfully submit that the identity of the payee is not material to an investor in this offering.

        The Company accrued payment of the $15 million in its December 31, 2010 financial statements since the Company believes that as of December 31, 2010 the completion of an initial public offering became probable.

        We have deleted the noted language on page 57 that erroneously suggested this amount would impact future periods, including the incorrect cross reference to the Underwriting section.

        We have added disclosure on page 59 regarding this accrual in the discussion of the changes in "General and administrative expenses".

        **Paragraph Redacted**

Results of Operations, page 59

Year Ended December 31, 2010 vs. 2009, page 59

3.
We note you recorded doubtful accounts expense of $39.8 million during the quarter ended December 31, 2010. Please expand your disclosure to provide additional information regarding the expense recorded, and describe the specific facts and circumstances that led you to conclude it was proper to record the amount during the fourth quarter of 2010 rather than earlier periods. Also tell us what consideration you have given to including enhanced disclosure of the estimates and assumptions related to your allowance for doubtful accounts within your discussion of critical accounting policies.

        We have revised the disclosure on page 60 regarding our treatment of doubtful accounts in response to this comment. We have also added disclosure on page 67 concerning a critical accounting policy for allowance for doubtful accounts.

2011.03.22.2

FOIA CONFIDENTIAL TREATMENT REQUEST
PURSUANT TO RULE 83 BY KOSMOS ENERGY LTD.

Critical Accounting Policies, page 66

4.
For many of the critical accounting policies disclosed under this heading, the disclosure is the same as that provided in the notes to your financial statements. Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. For example, but without limitation, please revise your discussion of asset retirement obligations to include the information you present in response to comment 26 in our letter dated February 11, 2011. Please see FRR 501.14 for further information, and revise your disclosures accordingly.

        We have revised the critical accounting policies disclosure on pages 67 and 68 in accordance with FRR 501.14 in response to this comment.

Business, page 80

Kosmos Exploration Approach, page 84

5.
We note your response to comment 8 in our letter dated February 11, 2011. Your carryover paragraph at the bottom of page 85 indicates that "Kosmos continuously evaluates new opportunities," that the "new venture group reviews the exploration potential of the West and East coast African margins," that you have "evaluated over 120 new venture opportunities," and that you have "also begun to apply the same exploration approach" in other areas. Expand your disclosure to clarify whether this program has in fact resulted in any acquisitions as suggested by your use of the phrase "high-impact acquisition program."

        We have revised the disclosure on page 86 in response to this comment.

Our Reserves, page 102

6.
Please reconcile your measure of PV-10 to the most directly comparable GAAP financial measure as required by Item 10(e) of Regulation S-K.

        We have revised the disclosure on page 103 to include a reconciliation to Standardized Measure, which is the most directly comparable GAAP financial measure.

Oil Spill Response, page 116

7.
We note your response to comment 22 in our letter dated February 11, 2011. In particular, we note your disclosure at page 116 that "[t]he amount of insurance coverage maintained is proportional to our interest in a given well; with our current coverage being $300 million multiplied by our working interest in a well per incident for well control, redrilling, pollution and environmental damage liabilities and $300 million multiplied by our working interest in a well per incident (aggregated annually)[.]" Please illustrate your disclosure here with an example, and clarify whether there is any annual limit or deductible.

        We have revised the disclosure on page 117 in response to the comment to clarify our annual per incident caps and to add an example as requested.

2011.03.22.3

FOIA CONFIDENTIAL TREATMENT REQUEST
PURSUANT TO RULE 83 BY KOSMOS ENERGY LTD.

Notes to Consolidated Financial Statements, page F-8

Note 12 Asset Retirement Obligations, page F-26

8.
We note your response to comment 26 in our letter dated February 11, 2011. We also note your disclosure that a decommissioning plan will be prepared and submitted to the Ghana Environmental Protection Agency related to the Jubilee field. With regard to your retirement and abandonment obligations at this field, please provide us with the following:

  •
  Describe to us in more detail your obligations under Ghanaian law. In this regard, your response appears to indicate that Ghanaian law both requires, under the Petroleum Law, and does not expressly require, under current Ghana environmental regulations, abandonment or removal of offshore assets;

  •
  Explain to us in more detail the steps you would take under international industry standards to abandon or remove offshore assets and when you would incur an obligation to perform those actions, as contemplated by ASC 410;

  •
  Tell us whether you have any obligations regarding well equipment on the ocean floor, and when those obligations are incurred;

  •
  Describe to us any obligations regarding the FPSO, including, but not limited to when you, or the unit operator, took ownership of the FPSO and incurred the obligation to abandon or retire the FPSO; and

  •
  Provide us with a summary of the content of the decommissioning plan that specifically describes the nature and timing of the activities that give rise to the need for the planned decommissioning activities.

        The assets subject to this comment are located in deepwater offshore Ghana. The Ghanaian legal and regulatory regime regarding oil field abandonment and other environmental matters is currently evolving. The Petroleum Law refers to removal of property and abandonment of wells, but further provides the manner of such removal and abandonment will be set forth in the regulations; however, such regulations have not yet been promulgated. The Jubilee partnership has developed a decommissioning plan utilizing guidelines published by the U.S. Bureau of Ocean Energy Management, Regulation, and Enforcement (formally the U.S. Minerals Management Service) documented within the Code of Federal Regulations, Chapter II, Part 250, Subpart Q—Decommissioning Activities.

        It is anticipated that the Jubilee field will produce at commercial rates beyond the end of the production license term of 2034. However, if the field fails to meet these production expectations, and is deemed uneconomic prior to the expiration of the license term, the decommissioning operations would commence. It is envisioned that the subsea wells would be re-entered using a dynamically positioned mobile offshore drilling unit and plugged with cement and mechanical barriers as outlined within the Code of Federal Regulations. Because the field water depth exceeds 800 meters, once the wells are secured, the subsea manifolds and pipelines would be decommissioned in place on the seafloor. This involves flushing and capping the flowline ends and any other potential access points. Recovery of the risers, umbilicals, and FPSO moorings to surface would allow the FPSO to be disconnected from the field. Because the Jubilee Unit partners lease and do not own the FPSO at this time, they are not liable for specific vessel decommissioning. However, the

2011.03.22.4

FOIA CONFIDENTIAL TREATMENT REQUEST
PURSUANT TO RULE 83 BY KOSMOS ENERGY LTD.

    overall decommissioning plan does provide for the FPSO to be demobilized from Ghana, which is included in the Company's asset retirement obligation.

Note 16 Income Taxes, page F-31

9.
It appears from your response to comment 29 in our letter dated February 11, 2011 that the positive evidence you considered focuses on the expectation of the existence of sufficient future sources of taxable income to realize your deferred tax assets, excluding amounts offset for future reversals of existing taxable temporary differences. Please expand your response to address in detail how you considered ASC 740-10-30-23, which states that recent cumulative losses constitute significant negative evidence, as follows:

  •
  Explain how you considered the provision in the aforementioned literature that indicates positive evidence of equal or greater significance is needed to overcome negative evidence before a tax benefit is recognized for deductible temporary differences and loss carry-forwards based on a projection of future taxable income;

  •
  In evaluating the positive evidence available, tell us why you believe your expectations as to future taxable income are sufficient to overcome the negative evidence of recent cumulative losses, even if supported by detailed forecasts and projections. Your response should address your consideration of the objectively verifiable criterion in the aforementioned literature as it relates to your positive evidence when compared to the negative evidence of your company's historical loss experience; and

  •
  Describe to us any other available positive evidence you have considered as contemplated in ASC 740-10-30-17 and 22.

        The Company is engaged in the exploration and production ("E&P") of oil and gas reserves. It is very common for a company in the E&P industry to incur significant costs during the exploration and development phase which in turn leads to cumulative losses. The Company acknowledges that having cumulative losses is a significant piece of negative evidence to overcome; however, the Company feels confident that this is overcome by sufficient positive evidence that existed as of December 31, 2010. This positive evidence, described in more detail, is as follows:

  •
  Sufficient future taxable income supported by production reserves verified by independent engineers.  As part of its valuation allowance analysis the Company was sensitive to the fact that future projections of taxable income (exclusive of reversal of existing temporary differences) requires estimates and judgments about future events that may be predictable, but are far less certain than past events that can be objectively measured (i.e., recent cumulative losses). In addition, estimating future taxable income often necessitates the prediction of a turn-around or other change in circumstances which typically is not susceptible to the objective verification requirement of ASC 740 and therefore carries little weight. However, on November 28, 2010 the Company began oil production from the Jubilee Field which it considers to be a material event. With production, the Company's ability to generate taxable income was demonstrated and in January 2011 revenue of approximately $93 million was recognized. Also, as discussed in the Registration Statement, Kosmos Ghana has significant proven oil reserves within the Jubilee Field and the Company is looking to the production from such reserves to produce more than sufficient future taxable income to realize the benefit of its deferred tax asset. These proven reserves are supported by an independent engineering report and the Company believes the evidence of these proved developed reserves is akin to the example of positive evidence given in ASC 740-10-30-22 of having existing contracts or a firm sales backlog. Given that the above facts

2011.03.22.5

FOIA CONFIDENTIAL TREATMENT REQUEST
PURSUANT TO RULE 83 BY KOSMOS ENERGY LTD.

    can be objectionably verified, the Company feels that its projections of sufficient future tax income carries more weight than what might be normally considered for a Company in a cumulative loss position. Additionally, the Company believes that the cumulative losses may not be as relevant due to our recent change in circumstances, which is provided for in ASC 740-10-30-17.

  •
  Value of Ghana assets significantly exceeding its cost basis.  Based on third-party valuation analysis and the expected initial public offering valuation, the fair value of the Company's Ghanaian assets is significantly greater than the Ghanaian tax basis in those assets and is sufficient to realize the associated deferred tax asset. ASC 740-10-30-22 states that an excess of asset value over tax basis is another item of positive evidence that can be used to overcome any negative evidence.

  •
  Sufficient reversals of existing taxable temporary differences.  Approximately half of the Company's deferred tax asset as of December 31, 2010 will be absorbed by the reversal of deferred tax liabilities over the next four years.

  •
  No expiration of Ghana net operating losses under Ghanaian tax law.  As mentioned in our letter to the Commission dated March 3, 2011, the majority of the Ghanaian deferred tax asset existing as of December 31, 2010 is made up of a net operating loss that has no expiration period. Based upon production from the proven reserves and using a conservative pricing estimate of $86 per barrel of oil (current strip price for such production is approximately $110 per barrel of oil) the Company projects to utilize the net operating loss carryforward within 12 to 18 months. The quick utilization projection of the net operating loss carryforward and the fact that Ghanaian net operating losses have an unlimited carryforward period provided the Company with additional positive evidence that this asset is more likely than not to be realized.

In conclusion, since the Company determined that the amount of positive evidence that existed as of December 31, 2010 was significantly larger than the negative evidence resulting from its prior cumulative losses, it determined that the recognition of the Ghanaian deferred tax asset was appropriate. Additionally, the Company feels that not recognizing the asset at this time would be too conservative and would not properly reflect the future economic reality from the projected production of its proven results.

Note 22 Pro Forma Information (unaudited), page F-36

Per Share Information, page F-36

10.
The heading to the tables on page F-37 shows that such information is for the year ended December 31, 2009. Please clarify if such information will be provided for the year ended December 31, 2010, rather than the year ended December 31, 2009, or please advise.

        We have revised the headings of the tables on page F-37 to refer to December 31, 2010 in response to this comment.

Exhibits 99.1 and 99.2

11.
In the introductory paragraph of the report from your independent reserve engineering firm, we note the statement that "The estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. Definitions are presented immediately

2011.03.22.6

FOIA CONFIDENTIAL TREATMENT REQUEST
PURSUANT TO RULE 83 BY KOSMOS ENERGY LTD.

  following this letter." Please clarify your statement that your estimates conform to the codification except for the exclusion of income taxes. In this regard, the net future revenue at December 31, 2010 discounted at 10% appears to include income taxes as it reconciles to your SMOG.

        We have revised the reports from the Company's independent reserve engineering firm in response to this comment. See Exhibits 99.1 and 99.2.

Engineering Comments

12.
We note your response to comment 33 in our letter dated February 11, 2011. However, we still find the inclusion of technical terms that are not defined. Examples of these are listric faults, high energy deposition, trans-tension, four way dip closures, channel deposits, strong amplitude support, AVO anomaly and compressional anticline. These examples are not necessarily all inclusive. Please revise your document to provide a definition of all technical terms or replace them with a more commonly understood term or description.

        We have revised the disclosure in response to this comment. See "Glossary of Selected Oil and Natural Gas Terms" beginning on page 161.

13.
Also, address the following terms that are not defined in your document: development costs, production costs, present value of future net revenues (PV-10), standardized measure, developed acreage, undeveloped acreage, proved undeveloped reserves, and proved developed reserves. These are examples and should not be considered all inclusive.

        We have revised the disclosure in response to this comment. See "Glossary of Selected Oil and Natural Gas Terms" beginning on page 161. We also respectfully submit that the definitions of our "present value of future net revenues (PV-10)" and "standardized measure" are included on page 103.

14.
In regards to your response to comment 48 in our letter dated February 11, 2011, please add disclosure that explains since you do not have a majority ownership in any of your properties you may not be able to control the timing of exploration or development activities or the amount of capital expenditures and, therefore, may not be able to carry out your strategy of having significantly shorter time lines from discovery to first oil.

        We have revised the disclosure on page 21 in response to this comment.

15.
In regards to your response to comment 52 in our letter dated February 11, 2011, replace the term "guidelines" with "regulations" when discussing the SEC requirements.

        We have revised the disclosure on page 104 in response to this comment.

Our Ghanaian, Cameroon and Moroccan Prospects, pages 94, 98 and 100

16.
For most of these undrilled prospects you have disclosed estimated "net" pay, apparently from seismic studies. However, it is not apparent that seismic alone can determine "net" pay with the necessary reliability for disclosure in a SEC filing. At best, seismic may determine gross thickness but it is not able to reliably determine oil, gas and water saturations or porosity and permeability without borehole calibration. These values are necessary in order to reliably estimate "net" pay. In addition, according to information in your supplemental response of March 2, 2011 to our comment letter dated February 11, 2011, by Netherland & Sewell (Tabs S, T, and V), the estimated volumes in these prospects are classified as contingent and prospective resources. Information

2011.03.22.7

FOIA CONFIDENTIAL TREATMENT REQUEST
PURSUANT TO RULE 83 BY KOSMOS ENERGY LTD.

  about resources is not allowed in documents filed with the SEC. Therefore, please remove the reference to net pay for each of these undrilled prospects where it is disclosed.

  The same is true for hydrocarbon yield in undrilled prospects. Since net pay cannot be determined with reliability, oil in place cannot be determined and, therefore, hydrocarbon yield cannot be determined with the necessary reliability to be disclosed in a filing. In addition, these references to hydrocarbon yields are concerning contingent and prospective resources which are not allowed in documents filed with the SEC. Therefore, please remove your estimated hydrocarbon yields for each of the undrilled prospects where they are disclosed. Please see the last Instruction to Item 1202.

  Although we do not agree with the Staff's position regarding the reliability of the information or believe that it is an "estimate of oil and gas resources" within the meaning of the last instruction to Item 1202 of Regulation S-K, we have removed the references to net pay and hydrocarbon yield as requested.

  Supplemental Response on Statistical Claims

17.
In regards to the claim that specific reservoirs in the Tano Basin can reach permeabilities up to 1,200 mD (Tab R), we do not concur that one sample out of 100 (or even one sample out of 19 in the UM2) that is 92% higher than the next higher UM2 sample (one reservoir not specific reservoirs) is statistically valid and should be disclosed in a SEC filing. Therefore, please remove the reference of "permeabilities up to 1,200 mD."

  Although we do not agree with the Staff's position regarding the reliability of the information, we have removed the disclosure as requested.

        To the extent that you have any questions regarding the responses contained in this letter, please do not hesitate to contact me at (212) 450-4674.

                      Sincerely,

                      /s/ Richard D. Truesdell, Jr., Esq.

                      Richard D. Truesdell, Jr., Esq.

cc:
Brian F. Maxted
David J. Beveridge, Esq.

2011.03.22.8

QuickLinks

FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO RULE 83 BY KOSMOS ENERGY LTD.